Exhibit 16.1

Baker Tilly US, LLP One Penn Plaza, Ste 3000 New York, NY 10119 T: +1 (212) 697 6900 F: +1 (212) 490 1412 bakertilly.com

May 22, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Ladies and Gentlemen:

We are the former independent registered public accounting firm for Wilhelmina International, Inc. (the “Company”). We have read the Company’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated May 22, 2023 (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

Sincerely,

New York, New York Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the moments of which are separate and independent legal entities.